Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM TO HOST CONFERENCE CALL

THURSDAY, AUGUST 12, 2010 AT 8:30 A.M. (ET)

– Management to discuss second quarter 2010 financial results –

LAVAL, Québec (July 29, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a conference call on Thursday, August 12, 2010 at 8:30 a.m. (ET) to discuss its second quarter 2010 financial results. Labopharm will report its second quarter 2010 financial results via news release at approximately 7:00 a.m. (ET) the same day.

To access the conference call by telephone, dial 647-427-7450 or 1 -888-231-8191 .  Please connect approximately 15 minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Thursday, August 19, 2010 at midnight.  To access the archived conference call, dial 416-849-0833 or 1-800-642-1687 and enter the reservation number 90392486 .

A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com